<u>**EXHIBIT 99-1**</u>



The Clorox Company News Release

Clorox to Apply Discontinued Operations Accounting Treatment to Historical Results to Reflect Impact of Henkel Transaction

OAKLAND, Calif., Feb. 2, 2005 – The Clorox Company (NYSE: CLX) (PCX: CLX) today announced it has applied discontinued operations accounting treatment to its fiscal year 2004 and fiscal year-to-date 2005 results to reflect the impact of its share exchange with Henkel KgaA. As previously communicated, the share exchange and related financing have been completed.

The Financial Accounting Standards Board (FASB) recently ratified the consensus of its Emerging Issues Task Force in EITF Issue No. 03-13, which provided additional guidance for determining when components of a business can be treated as discontinued operations. After reviewing this pronouncement, Clorox determined it should record as discontinued operations the operating results and gain associated with the businesses it transferred to Henkel, as well as income generated by its interim service agreements with Henkel. Because the company's investment in the Henkel Iberica, S.A., joint venture cannot be treated as discontinued operations, the earnings, royalties and gain from the exchange of the joint venture investment are recorded in continuing operations as other income. Additionally, the full tax effect of the transaction will be reflected in the company's second-quarter results.

To reflect these changes, Clorox has reclassified the operating results of the transferred businesses as discontinued operations for each quarter of fiscal year 2004, the full fiscal year 2004 and the first quarter of fiscal year 2005. This data is available within the Investors section of the company's Web site at www.TheCloroxCompany.com > Investors > Financial Information > Financial Results.

Second-Quarter Conference Call and Webcast

On Monday, Feb. 7, 2005, Clorox will host a live audio webcast of a discussion with the investment community regarding the company's second-quarter results, which will be released earlier that day. The webcast will begin at 10:30 a.m. Pacific time (1:30 p.m. Eastern time), and can be accessed at www.TheCloroxCompany.com/investors/index.html. A replay of the webcast will be available for one week on the company's Web site.

The Clorox Company

The Clorox Company is a leading manufacturer and marketer of consumer products with fiscal year 2004 revenues of $4.3 billion. Clorox markets some of consumers' most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. With 8,600 employees worldwide, the company manufactures products in 25 countries and markets them in more than 100 countries. Clorox is committed to making a positive difference in the communities where its employees work and live. Founded in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $58.3 million to nonprofit organizations, schools and colleges; and in fiscal 2004 alone made product donations valued at $5 million. For more information about Clorox, visit www.TheCloroxCompany.com.

Forward-Looking Statements

Except for historical information, matters discussed above, including statements about future volume, sales and earnings growth, profitability, costs, cost savings or expectations, are forward-looking statements based on management's estimates, assumptions and projections. Important factors that could cause results to differ materially from management's expectations are described in "Forward-Looking Statements and Risk Factors" and "Management's Discussion & Analysis" in the company's SEC Form 10-K for the year ended June 30, 2004, as updated from time to time in the company's SEC filings. Those factors include, but are not limited to, general economic and marketplace conditions and events; competitors' actions; the company's costs, including changes in the company's exposure to commodity cost increases; the effects on cash flow of tax payments, debt payments and share repurchases, including interest costs and repayment of debt incurred to finance repurchases and the Henkel exchange transaction; the ability to manage and realize the benefits of joint ventures and other cooperative relationships; risks inherent in litigation and international operations; the success of new products; the integration of acquisitions; and environmental, regulatory and intellectual property matters.

The company's forward-looking statements are and will be based on management's then current views and assumptions regarding future events and speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the Securities laws.

Media Relations

Dan Staublin (510) 271-1622

Investor Relations

Steve Austenfeld (510) 271-2270

Michael Iracondo (510) 271-2156



Discontinued Operations Accounting Treatment Reflecting Impact of Henkel Transaction

Fiscal 2004, First Quarter

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.

The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)

	Three Months Ended 9/30/2003		
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$1,048	$(42)	$1,006
Cost of products sold	591	(14)	577
Gross profit	457	(28)	429
Selling and administrative expenses	122	(3)	119
Advertising costs	106	(2)	104
Research and development costs	19	-	19
Restructuring and asset impairment costs	-	-	-
Interest expense	6	-	6
Other (income) expense:			
Equity investment in Henkel Iberica, S.A.	(3)	-	(3)
Other, net	6	-	6
Earnings from continuing operations before income taxes	201	(23)	178
Income taxes on continuing operations	71	(8)	63
Earnings from continuing operations	130	(15)	115

Discontinued operations:			
Earnings from exchanged businesses	-	23	23
Losses from Brazil operations	(2)	-	(2)
Income tax benefit (expense) on discontinued operations	1	(8)	(7)
Earnings (losses) from discontinued operations	(1)	15	14
Net earnings	$129	$-	$129
Earnings per common share:			
Basic			
Continuing operations	$0.61	$(0.07)	$0.54
Discontinued operations	-	0.07	0.07
Basic net earnings per common share	$0.61	$-	$0.61
Diluted			
Continuing operations	$0.60	$(0.06)	$0.54
Discontinued operations	-	0.06	0.06
Diluted net earnings per common share	$0.60	$-	$0.60

Fiscal 2004, Second Quarter

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.

The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)

	Three Months Ended 12/31/2003		
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$947	$(27)	$920
Cost of products sold	535	(8)	527
Gross profit	412	(19)	393
Selling and administrative expenses	129	(2)	127
Advertising costs	88	(1)	87
Research and development costs	20	-	20
Restructuring and asset impairment costs	-	-	-
Interest expense	7	-	7
Other income:			
Equity investment in Henkel Iberica, S.A.	(2)	-	(2)
Other, net	-	-	-
Earnings from continuing operations before income taxes	170	(16)	154
Income taxes on continuing operations	59	(6)	53
Earnings from continuing operations	111	(10)	101
Discontinued operations:			
Earnings from exchanged businesses	-	16	16
Losses from Brazil operations	(3)	-	(3)

Income taxes benefit (expense) on discontinued operations	1	(6)	(5)
Earnings (losses) from discontinued operations	(2)	10	8
Net earnings	$109	$-	$109
Earnings (losses) per common share:			
Basic			
Continuing operations	$0.53	$(0.05)	$0.48
Discontinued operations	(0.01)	0.05	0.04
Basic net earnings per common share	$0.52	$-	$0.52
Diluted			
Continuing operations	$0.52	$(0.05)	$0.47
Discontinued operations	(0.01)	0.05	0.04
Diluted net earnings per common share	$0.51	$-	$0.51

Fiscal 2004, Third Quarter

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.


The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)


| | Three Months Ended 3/31/2004 | | |
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$1,086	$(35)	$1,051
Cost of products sold	596	(12)	584
Gross profit	490	(23)	467
Selling and administrative expenses	164	(2)	162
Advertising costs	107	(2)	105
Research and development costs	22	-	22
Restructuring and asset impairment costs	-	-	-
Interest expense	8	-	8
Other income:			
Equity investment in Henkel Iberica, S.A.	(3)	-	(3)
Other, net	(3)	-	(3)
Earnings from continuing operations before income taxes	195	(19)	176
Income taxes on continuing operations	68	(7)	61
Earnings from continuing operations	127	(12)	115
Discontinued operations:			
Earnings from exchanged businesses	-	19	19
Losses from Brazil operations	(1)	-	(1)

Earnings (losses) from discontinued operations	(1)	12	11
Net earnings	$126	$-	$126
Earnings per common share:			
Basic			
Continuing operations	$0.60	$(0.05)	$0.55
Discontinued operations	-	0.05	0.05
Basic net earnings per common share	$0.60	$-	$0.60
Diluted			
Continuing operations	$0.59	$(0.05)	$0.54
Discontinued operations	-	0.05	0.05
Diluted net earnings per common share	$0.59	$-	$0.59

Fiscal 2004, Fourth Quarter and Full Year

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.

The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)

	Three Months Ended 6/30/2004		
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$1,243	$(58)	$1,185
Cost of products sold	665	(22)	643
Gross profit	578	(36)	542
Selling and administrative expenses	137	(2)	135
Advertising costs	128	(4)	124
Research and development costs	23	-	23
Restructuring and asset impairment costs	11	-	11
Interest expense	9	-	9
Other income:			
Equity investment in Henkel Iberica, S.A.	(3)	-	(3)
Other, net	(1)	-	(1)
Earnings from continuing operations before income taxes	274	(30)	244
Income taxes on continuing operations	96	(11)	85
Earnings from continuing operations	178	(19)	159

Discontinued operations:

Earnings from exchanged businesses	-	29	29
Earnings from Brazil operations	2	-	2
Income tax benefit (expense) on discontinued operations	5	(10)	(5)
Earnings from discontinued operations	7	19	26
Net earnings	$185	$-	$185

Earnings per common share:
Basic

Continuing operations	$0.84	$(0.09)	$0.75
Discontinued operations	0.03	0.09	0.12
Basic net earnings per common share	$0.87	$-	$0.87

Diluted

Continuing operations	$0.83	$(0.09)	$0.74
Discontinued operations	0.03	0.09	0.12
Diluted net earnings per common share	$0.86	$-	$0.86

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.

The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)

	Year Ended 6/30/2004		
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$4,324	$(162)	$4,162
Cost of products sold	2,387	(56)	2,331
Gross profit	1,937	(106)	1,831
Selling and administrative expenses	552	(9)	543
Advertising costs	429	(9)	420
Research and development costs	84	-	84
Restructuring and asset impairment costs	11	-	11
Interest expense	30	-	30
Other (income) expense:			
Equity investment in Henkel Iberica, S.A.	(11)	-	(11)
Other, net	2	-	2
Earnings from continuing operations before income taxes	840	(88)	752
Income taxes on continuing operations	294	(32)	262
Earnings from continuing operations	546	(56)	490
Discontinued operations:			
Earnings from exchanged businesses	-	87	87
Losses from Brazil operations	(4)	-	(4)

Income tax benefit (expense) on discontinued operations	7	(31)	(24)
Earnings from discontinued operations	3	56	59
Net earnings	$549	$-	$549
Earnings per common share:			
Basic			
Continuing operations	$2.58	$(0.27)	$2.31
Discontinued operations	0.01	0.27	0.28
Basic net earnings per common share	$2.59	$-	$2.59
Diluted			
Continuing operations	$2.55	$(0.27)	$2.28
Discontinued operations	0.01	0.27	0.28
Diluted net earnings per common share	$2.56	$-	$2.56

Fiscal 2005, First Quarter

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally accepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.


The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)


	Three Months Ended 9/30/2004		
	As Reported	Adjustments for Discontinued Operations	As Adjusted
Net sales	$1,090	$(42)	$1,048
Cost of products sold	605	(14)	591
Gross profit	485	(28)	457
Selling and administrative expenses	132	(2)	130
Advertising costs	108	(3)	105
Research and development costs	21	-	21
Restructuring and asset impairment costs	30	-	30
Interest expense	8	-	8
Other income:			
Equity investment in Henkel Iberica, S.A.	(3)	-	(3)
Other, net	-	(1)	(1)
Earnings from continuing operations before income taxes	189	(22)	167
Income taxes on continuing operations	66	(8)	58
Earnings from continuing operations	123	(14)	109
Discontinued operations:			
Earnings from exchanged businesses	-	22	22
Income tax expense on discontinued operations	-	(8)	(8)

Earnings from discontinued operations	-	14	14
Net earnings	$123	$-	$123

Earnings per common share:
  Basic

Continuing operations	$0.58	$(0.07)	$0.51
Discontinued operations	-	0.07	0.07
Basic net earnings per common share	$0.58	$-	$0.58

  Diluted

Continuing operations	$0.57	$(0.07)	$0.50
Discontinued operations	-	0.07	0.07
Diluted net earnings per common share	$0.57	$-	$0.57

Summary: Q1 Fiscal 2004 Through Q1 Fiscal 2005

The information below reclassifies the operating results of the businesses exchanged with Henkel in November 2004 as discontinued operations. Based on accounting principles generally ac cepted in the United States of America, Clorox's equity earnings in Henkel Iberica continue to be reflected as a component of continuing operations. Audited historical financial statements reflecting the businesses transferred to Henkel as discontinued operations will be provided when available.

The Clorox Company

Unaudited Condensed Consolidated Statements of Earnings

(In millions, except share and per-share amounts)

	Three Months Ended	Year Ended	Three Months Ended			
	9/30/2004	6/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003
Net sales	$1,048	$4,162	$1,185	$1,051	$920	$1,006
Cost of products sold	591	2,331	643	584	527	577
Gross profit	457	1,831	542	467	393	429
Selling and administrative expenses	130	543	135	162	127	119
Advertising costs	105	420	124	105	87	104
Research and development costs	21	84	23	22	20	19
Restructuring and asset impairment costs	30	11	11	-	-	-
Interest expense	8	30	9	8	7	6
Other (income) expense:						
Equity investments in Henkel Iberica, S.A.	(3)	(11)	(3)	(3)	(2)	(3)
Other, net	(1)	2	(1)	(3)	-	6
Earnings from continuing operations before income taxes	167	752	244	176	154	178
Income taxes on continuing operations	58	262	85	61	53	63
Earnings from continuing operations	109	490	159	115	101	115
Discontinued operations:						
Earnings from exchanged businesses	22	87	29	19	16	23
Earnings (losses) from Brazil operations	-	(4)	2	(1)	(3)	(2)
Income tax on discontinued operations	(8)	(24)	(5)	(7)	(5)	(7)

Net earnings	$123	$549	$185	$126	$109	$129
Earnings per common share:						
Basic						
Continuing operations	$0.51	$2.31	$0.75	$0.55	$0.48	$0.54
Discontinued operations	0.07	0.28	0.12	0.05	0.04	0.07
Basic net earnings per common share	$0.58	$2.59	$0.87	$0.60	$0.52	$0.61
Diluted						
Continuing operations	$0.50	$2.28	$0.74	$0.54	$0.47	$0.54
Discontinued operations	0.07	0.28	0.12	0.05	0.04	0.06
Diluted net earnings per common share	$0.57	$2.56	$0.86	$0.59	$0.51	$0.60
Weighted average common shares outstanding (in thousands) (in thousands)						
Basic	212,905	211,683	212,363	211,213	210,500	212,654
Diluted	215,117	214,371	214,770	213,606	212,959	214,807

Volume Growth Statement: Q1 Fiscal 2004 Through Q1 Fiscal 2005

The Clorox Company

Supplemental Volume Growth Information

Restated For Discontinued Operations Treatment

Business Unit	% Change vs. Prior Year						Description
	FY04					FY05	
	Q1	Q2	Q3	Q4	FY	Q1	
Laundry Care	2%	14%	9%	7%	8%	6%	
Home Care	-2%	-1%	-4%	4%	0%	7%	
Home Care, excluding transferred businesses	*-2%*	*-1%*	*-4%*	*5%*	*0%*	*8%*	*Excludes Soft Scrub business transferred to Henkel*
Water Filtration	-13%	-2%	21%	21%	6%	0%	
Bags & Wraps	11%	9%	9%	7%	9%	14%	
Total Household Products - North America	**1%**	**5%**	**3%**	**6%**	**4%**	**8%**	
Household, excluding transferred businesses	*1%*	*5%*	*4%*	*6%*	*4%*	*8%*	
Seasonal (Charcoal & Insecticides)	5%	6%	4%	5%	5%	-5%	
Charcoal only	*9%*	*7%*	*7%*	*6%*	*7%*	*-6%*	*Excludes insecticides business transferred to Henkel*
Cat Litter	6%	5%	4%	8%	6%	2%	
Cat Litter, excluding divestitures	*17%*	*13%*	*4%*	*8%*	*10%*	*2%*	*Excludes Johnny Cat business sold in Q3 FY03*

Auto Care	-11%	-5%	-2%	-11%	-7%	-12%	
Dressings & Sauces	15%	10%	14%	7%	11%	-2%	
Total Specialty Products	**4%**	**4%**	**5%**	**3%**	**4%**	**-2%**	
Specialty, excluding transferred businesses	*4%*	*4%*	*5%*	*3%*	*4%*	*-3%*	
Specialty, excluding transferred businesses and Cat Litter divestitures	*7%*	*7%*	*5%*	*3%*	*5%*	*-3%*	
Total International	**4%**	**5%**	**2%**	**10%**	**5%**	**6%**	
International, excluding transferred businesses	*8%*	*4%*	*2%*	*6%*	*5%*	*7%*	*Excludes insecticides and Soft Scrub businesses transferred to Henkel*
Total Clorox	**2%**	**4%**	**4%**	**6%**	**4%**	**4%**	
Total Clorox, excluding transferred businesses	*3%*	*4%*	*4%*	*5%*	*4%*	*5%*	
Total Clorox, excluding transferred businesses and Cat Litter divestitures	*4%*	*5%*	*4%*	*5%*	*5%*	*5%*	
Total North America, excl. transferred businesses	*2%*	*4%*	*4%*	*5%*	*4%*	*4%*	
Total North America, excl. transferred businesses and Cat Litter divestitures	*3%*	*5%*	*4%*	*5%*	*4%*	*4%*	